Exhibit 99.1

PRESS RELEASE

Atento Reports First Quarter 2015 Results

•	Revenue from continuing operations increased 9.5% on constant currency basis to $515.9 million, driven by a combined 13.9% growth in Brazil and the Americas

•

Adjusted EBITDA increased 11.8% on constant currency basis to $58.3 million, Adjusted EBITDA margin increased 10 basis points, bolstered by improved operations productivity, operating efficiencies and improved business mix

•	Adjusted EPS of $0.20, an increase of 284.4% on constant currency

•	Enhanced financial flexibility and reduced net leverage to 1.4x

•	Reaffirmed outlook for 2015

NEW YORK, NY, May 20, 2015 – Atento S.A. (NYSE: ATTO), a leading provider of customer relationship management and business process outsourcing services worldwide, today announced its financial results for the first quarter of 2015.

“2015 is off to a strong start with measurable progress achieved on multiple fronts. We are pleased with the solid growth in revenue and profitability year-over-year,” commented Alejandro Reynal, Chief Executive Officer of Atento. “Investments in the business are driving predictable, consistent performance, which have resulted in another quarter of new business signings with new and existing customers across multiple verticals.”

Summary

($ in millions)	Q1 2015	Q1 2014
Revenue	515.9	561.3
CCY growth (1)	9.5%
Adjusted EBITDA	58.3	62.8
Margin	11.3%	11.2%
CCY growth	11.8%
Adjusted EPS	$0.20	$0.06
CCY growth	284.4%
Leverage (x)	1.4	2.2

(1)	Constant currency revenue growth from continuing operations excludes the Czech Republic, which was divested in December 2014

Consolidated Operating Results

For the first quarter of 2015, revenue was $515.9 million compared to $561.3 million for the same period of the previous year, an increase of 9.5% in constant currency and excluding the Czech Republic, which has been classified as discontinued operations, (but a decrease of 8.1% in actual currency), driven primarily by a strong performance in Brazil and the Americas, largely offsetting the reduction in EMEA. Revenue in LatAm, including Americas and Brazil, increased 13.9% in constant currency.

Adjusted EBITDA for the first quarter of 2015 was $58.3 million, or 11.3% of revenue, compared to $62.8 million, or 11.2% of revenue, for the first quarter of 2014, an increase of 11.8% in constant currency (but a decrease of 7.2% in actual currency). The increase in adjusted EBITDA was primarily attributable to business growth and operational efficiencies achieved from our ongoing margin expansion initiatives.

Adjusted earnings was $14.9 million for the first quarter of 2015, compared to $4.5 million for the first quarter of 2014. Adjusted earnings per share was $0.20 in the first quarter of 2015, an increase of 284.4% in constant currency.

Free Cash Flow was $(39.0) million for the first quarter of 2015, compared to $(19.6) million in the same quarter last year, a decrease of $19.4 million driven by a higher working capital due to revenue increase and some clients anticipations received in the fourth quarter of 2014.

Adjusted quarterly earnings and EBITDA are non-GAAP financial measures that are reconciled to their most directly comparable GAAP measures in the accompanying financial tables.

Segments Reporting

	Q1 2015	Q1 2014
Brazil Region
Revenue	264.1	288.9
CCY growth	11.8%
Adjusted EBITDA	31.7	35.6
Margin	12.0%	12.3%
CCY growth	11.2%
Americas Region
Revenue	187.4	179.1
CCY growth	17.3%
Adjusted EBITDA	23.4	24.9
Margin	12.5%	13.9%
CCY growth	7.2%
EMEA Region
Revenue	64.8	93.3
CCY growth (1)	(12.8)%
Adjusted EBITDA	4.0	5.4
Margin	6.2%	5.8%
CCY growth	(7.4)%

(1)	Constant currency revenue growth from continuing operations excludes the Czech Republic, which was divested in December 2014

Brazil Region

For the first quarter of 2015, revenue for the Brazil region was $264.1 million compared to $288.9 million for the same quarter of the previous year, an increase of 11.8% in constant currency (but a decrease of 8.6% in actual currency), driven by growth from non-Telefónica clients. Revenue from Telefónica increased 1.5% in constant currency with the introduction of new services in Brazil. Non-Telefónica revenue increased 19.5% in constant currency, driven by growth with new clients and increased share of wallet gains in several verticals.

Adjusted EBITDA for the first quarter of 2015 was $31.7 million, or 12.0% of revenue, compared to $35.6 million, or 12.3% of revenue, for the first quarter of 2014. Excluding corporate cost allocation, adjusted EBITDA increased to 12.9% of revenue, as compared to 12.6% in the same period of last year. The increase in adjusted EBITDA was driven by strong growth in revenue and operating efficiencies achieved from our margin expansion initiatives.

Americas Region

For the first quarter of 2015, revenue for the Americas region was $187.4 million compared to $179.1 million for the same quarter of the previous year, an increase of 17.3% in constant currency and an increase of 4.6% in actual currency. Revenue from Telefónica increased 20.3% in constant currency, driven by strong performance across the region. Non-Telefónica revenue increased 13.9% in constant currency, driven by strong growth in most markets supported by new and existing clients.

Adjusted EBITDA for the first quarter of 2015 was $23.4 million, or 12.5% of revenue, compared to $24.9 million, or 13.9% of revenue, for the first quarter of 2014. Excluding corporate costs allocation, adjusted EBITDA was 14.1% in the first quarter of 2015. The ramp up costs of the new business was offset by efficiency gains and fixed costs leverage due to strong volume growth.

EMEA Region

For the first quarter of 2015, revenue for the EMEA region was $64.8 million compared to $93.3 million for the same quarter of the previous year, a decrease of 12.8% in constant currency and excluding the Czech Republic and a decrease of 30.6% in actual currency. Revenue from Telefónica decreased 18.0% in constant currency and excluding the Czech Republic.

Adjusted EBITDA for the first quarter of 2015 was $4.0 million, or 6.2% of revenue, compared to $5.4 million, or 5.8% of revenue, for the first quarter of 2014. The increase in adjusted EBITDA margin was driven by the positive impact of ongoing efficiency programs.

Strong Balance Sheet and Ample Liquidity Enhancing Financial Flexibility

At March 31, 2015, the Company had cash, cash equivalents and short-term financial investments totaling $192.1 million compared to $218.4 million in the same period of last year.

At March 31, 2015, total net debt with third parties was $419.8 million, compared to $670.9 million in the same period of last year.

The Company’s LTM adjusted EBITDA to net debt with third parties decreased to 1.4x at March 31, 2015 from 2.2x at March 31, 2014.

During the first quarter of 2015, the Company invested $9.1 million, or 1.8% of revenue, in cash capital expenditures related primarily for the construction and initial fit-out of our service delivery centers, and the acquisition of computer and technology equipment. Total capital expenditures of $48.7 million include $39.6 million related to the acquisition of license rights to use Microsoft Software.

2015 Business Outlook

The Company reiterates its previously disclosed guidance for the twelve months ending December 31, 2015. This guidance assumes no acquisitions or changes in the current operating environment, capital structure or exchange rates movements on the translation of our financial statements in USD. The Company expects normal seasonal impacts which would cause our quarterly revenue to follow similar trends as last year, with a greater portion recorded in the second half of the year.

•	Constant currency revenue growth estimated to range between 6% and 9%

•	Adjusted EBITDA Margin estimated to range between 13.0% and 13.5%

•	Effective Tax Rate to approximate 32%

•	Capital expenditures(1) as a percentage of sales to be around 5.0%

•	Costs not related to our core of operations to be around $9 million

•	Fully diluted shares outstanding to approximate 73.6 million

(1)	Capital expenditure on a cash basis, includes payments for purchases of property, plant, equipment and intangible assets

Conference Call

Atento will host a conference call and webcast for investors on Wednesday, May 20, 2014 at 8:00 am ET to discuss the financial results. The conference call can be accessed by dialing (877) 407-3982 domestic, UK: (+44) 0 800 756 3429, Brazil: (+55) 0 800 891 6221, or Spain: (+34) 900 834 236. All other international callers can access the conference call by dialing (201) 493-6780. No passcode is required. Individuals who dial in will be asked to identify themselves and their affiliations. The conference call will also be webcasted through a link on Atento’s Investor Relations website at investors.atento.com. A web-based archive of the conference call will also be available at the above website.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) services in Latin America and among the top three providers globally, based on revenues. Atento is also a leading provider for U.S.-based companies nearshoring CRM/BPO services to Latin America. Since 1999, the Company has developed its business model in 14 countries where it employs over 160,000 people. Atento has over 400 clients to whom it offers a wide range of CRM BPO services across multiple channels. Atento’s clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, media and technology, health, retail and public administrations, among others. For more information visit www.atento.com.

Investor Relations

Ed Yuen

+1 203 962 5947

investor.relations@atento.com

Media

Maite Cordero Muñoz

+ 34 917 40 74 47

Kerry Kelly

+1 646 541 9933

media@atento.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue” or similar terminology. These statements reflect only Atento’s current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento’s ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento’s ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento’s lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SELECTED FINANCIAL DATA

The following selected financial information should be read in conjunction with the interim consolidated financial statements and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” presented elsewhere in the Form 6-K.

Consolidated Income Statement

	For three months ended March 31,		Change excluding FX (%)
	2015	2014
	(unaudited)
Revenue	515.9	561.3	8.9
Other operating income	0.5	0.4	25.0
Own work capitalized	—	0.1	N.M
Supplies	(19.7)	(24.9)	(5.2)
Employee benefit expenses	(380.4)	(406.5)	10.6
Depreciation and amortization	(27.9)	(30.6)	8.8
Changes in trade provisions	(0.2)	(0.1)	N.M.
Other operating expenses	(60.4)	(79.4)	(10.5)

Total Operating Expenses	(488.6)	(541.5)	6.7

OPERATING PROFIT/(LOSS)	27.8	20.3	67.5

Finance income	6.3	2.9	162.1
Finance costs	(20.5)	(31.8)	(23.6)
Net foreign exchange gains/(loss)	12.7	(3.9)	N.M.

NET FINANCE EXPENSE	(1.6)	(32.9)	(82.7)

PROFIT/(LOSS) BEFORE TAX	26.1	(12.6)	324.6

Income tax expenses	(5.6)	(2.0)	N.M.
PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	20.5	(14.6)	247.9

Basic result per share (per U.S. dollars)	0.28	(0.20)	247.9
Diluted result per share (per U.S. dollars)	0.28	(0.20)	247.9

Selected Segmental Income Statement Items

($ in millions, except percentage changes)	For the three months ended March 31,		Change (%)	Change Excluding FX (%)
	2015	2014
	(unaudited)
Revenue:
Brazil	264.1	288.9	(8.6)	11.8
Americas	187.4	179.1	4.6	17.3
EMEA	64.8	93.3	(30.5)	(15.8)
Other and eliminations(1)	(0.4)	—	N.M.	N.M.

Total revenue	515.9	561.3	(8.1)	8.9
Adjusted EBITDA(2):
Brazil	31.7	35.6	(11.0)	11.2
Americas	23.4	24.9	(6.0)	7.2
EMEA	4.0	5.4	(25.9)	(7.4)
Other and eliminations(1)	(0.8)	(3.1)	(74.2)	(64.5)

Total Adjusted EBITDA (unaudited)	58.3	62.8	(7.2)	11.8

Reconciliation of EBITDA and Adjusted EBITDA to Profit/(Loss) for the Period from Continuing Operations

	For the three months ended March 31,
($ in millions)	2015	2014
	(unaudited)
Profit/(loss) for the period	20.5	(14.6)

Net finance expense	1.6	32.9
Income tax expense	5.6	2.0
Depreciation and amortization	28.0	30.6

EBITDA(2) (non-GAAP)	55.7	50.9

Acquisition and integration related costs(a)	0.1	2.4
Restructuring costs(b)	1.0	5.0
Sponsor management fees(c)	—	2.7
Site relocation costs(d)	0.4	—
Financing and IPO fees (e)	0.3	1.9
Asset impairments and Others (f)	0.8	(0.1)

Adjusted EBITDA(2) (non-GAAP)	58.3	62.8

(1)	Includes revenue and expenses at the holding-company level (such as corporate expenses and Acquisition related expenses), as applicable, as well as consolidation adjustments.

(2)

In considering the financial performance of the business, our management analyzes the financial performance measures of EBITDA and adjusted EBITDA at a company and operating segment level, to facilitate decision making. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude acquisition and integration related costs, restructuring costs, sponsor management fees, assets impairments, site relocations costs, financing and IPO fees, and other items which are not related to our core results of operations. EBITDA and adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and adjusted EBITDA is profit/(loss) for the period from continuing operations.

We believe EBITDA and adjusted EBITDA are useful metrics for investors to understand our results of continuing operations and profitability because they permit investors to evaluate our recurring profitability from underlying operating activities. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in capital structures, taxation, and non-cash depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. We believe adjusted EBITDA better reflects our underlying operating performance because it excludes the impact of items which are not related to our core results of continuing operations.

EBITDA and adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

EBITDA and adjusted EBITDA have limitations as analytical tools. These measures are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. EBITDA and adjusted EBITDA are not necessary comparable to similarly titled measures used by other companies.

(a)

Acquisition and integration costs incurred in 2014 and 2015 are costs associated with the Acquisition and post-Acquisition process targeting primarily financial and operational improvements. Acquisition and integration costs incurred for the three months ended March 31, 2015 are related to SAP IT transformation project. For the three months ended March 31, 2014 costs primarily resulted from consulting fees incurred in connection with the full strategy review including our growth implementation plan and operational set-up with a leading consulting firm.

(b)

Restructuring costs incurred in 2014 and 2015 primarily included a number of restructuring activities and other personnel costs that were not related to our core result of operations. Restructuring costs incurred for the three months ended March 31, 2014, primarily include $2.9 million in Argentina related to traffic reduction from Telefónica which began to partially offshore to Peru certain business, $1.2 million related to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica in Chile, and restructuring costs related to the headcount reduction plan in Spain as a consequence of significant reduction in activity levels as a result of adverse market conditions. Of the $1.0 million costs incurred for the three months ended March 31, 2015, $0.5 million are related to the restructuring process in Spain in order to adapt the organization to the lower activity level and minor restructurings in Chile and Mexico, totaling $0.5 million

(c)

Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that are expensed during the period presented. The advisory agreement was terminated in connection with the initial public offering (“IPO”).

(d)

Site relocation costs incurred for the three months ended March 31, 2014 and 2015 include costs associated with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil in order to get efficiencies through rental cost reduction and attrition and absenteeism improvement.

(e)

Financing and IPO fees for the three months ended March 31, 2014 primarily relate to non-core professional fees incurred during the IPO process. Financing and IPO fees for the three months ended March 31, 2015 are related to remaining costs in connection to the IPO process.

(f)

Asset impairment and others cost incurred for the three months ended March 31, 2015, refers mainly to the consultancy costs related to the sale of Czech Republic operation and some processes related to our headquarters relocation.

Reconciliation of Adjusted Earnings to Earnings/(Loss) for the Period from Continuing Operations

	For the three months ended March 31,
($ in millions, except percentage changes)	2015	2014
	(unaudited)
Profit/(Loss) attributable to equity holders of the parent	20.5	(14.6)

Acquisition and integration related Costs (a)	0.1	2.4
Amortization of Acquisition related Intangible assets (b)	7.7	9.6
Restructuring Costs (c)	1.0	5.0
Sponsor management fees (d)	—	2.7
Site relocation costs (e)	0.4	—
Financing and IPO fees (f)	0.3	1.9
PECs interest expense (g)	—	8.4
Asset impairments and Others (h)	0.8	(0.1)
Net foreign exchange gain of financial instruments (i)	(13.0)	—
Tax effect (j)	(2.9)	(10.8)

Adjusted Earnings (non-GAAP) (unaudited)	14.9	4.5

Adjusted Earnings per share - Basic (in U.S. dollars) (*)	0.20	0.06

Adjusted Earnings per share - Diluted (in U.S. dollars) (*)	0.20	0.06

(a)

Acquisition and integration costs incurred in 2014 and 2015 are costs associated with the Acquisition and post-Acquisition process targeting primarily financial and operational improvements. Acquisition and integration costs incurred for the three months ended March 31, 2015 are related to SAP IT transformation project. For the three months ended March 31, 2014 primarily resulted from consulting fees incurred in connection with the full strategy review including our growth implementation plan and operational set-up with a leading consulting firm.

(b)

Amortization of Acquisition related intangible assets represents the amortization expense of intangible assets resulting from the Acquisition and has been adjusted to eliminate the impact of the amortization arising from the Acquisition which is not in the ordinary course of our daily operations and distorts comparison with peers and results for prior periods. Such intangible assets primarily include contractual relationships with customers, for which the useful life has been estimated at primarily nine years.

(c)

Restructuring costs incurred in 2014 and 2015 primarily included a number of restructuring activities and other personnel costs that were not related to our core result of operations. Restructuring costs incurred for the three months ended March 31, 2014, primarily include $2.9 million in Argentina related to traffic reduction from Telefónica which began to partially offshore to Peru certain business, $1.2 million related to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica in Chile, and restructuring costs related to the headcount reduction plan in Spain as a consequence of significant reduction in activity levels as a result of adverse market conditions. Of the $1.0 million costs incurred for the three months ended March 31, 2015, $0.5 million are related to the restructuring process in Spain in order to adapt the organization to the lower activity level and minor restructurings in Chile and Mexico, totaling $0.5 million.

(d)

Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that are expensed during the period presented. The advisory agreement was terminated in connection with the initial public offering (“IPO”)

(e)

Site relocation costs incurred for the three months ended March 31, 2014 and 2015 include costs associated with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil in order to get efficiencies through rental cost reduction and attrition and absenteeism improvement.

(f)

Financing and IPO fees for the three months ended March 31, 2014 primarily relate to non-core professional fees incurred by us during the IPO process. Financing and IPO fees for the three months ended March 31, 2015 are related to invoices received from IPO process.

(g)	PECs Interest expense represents accrued interest on the preferred equity certificates. In the last quarter of 2014, the PECs were capitalized in connection with the IPO.

(h)

Asset impairment and others for the three months ended March 31, 2015, refers mainly to the consultancy costs related to the sale of Czech Republic operation and some processes related to our headquarters relocation.

(i)

As of April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, relating to the effective portion of the hedge will be recognized in other comprehensive income (equity) as from that date. The gain or loss relating to the ineffective portion will be recognized in the income statement. Cumulative net foreign exchange gain of such instruments was reversed from Equity to profit/(loss) in Q1 in the amount of $13 million. For comparability, this one off adjustment was added back to calculate adjusted earnings.

(j)

The tax effect represents the tax impact of the total adjustments based on an average tax rate of 36% for the period from January 1, 2014, to March 31, 2014 and 28% for the period from January 1, 2015, to March 31, 2015.

(*)	The adjusted earnings per share, for the period presented in the table above, were calculated considering the number of ordinary shares of 73,619,511 as of March 31, 2015.

Reconciliation of Total Debt to Net Debt with Third Parties

	As of March 31,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2015	2014
	(unaudited)
Cash and cash equivalents	177.0	165.8
Short term financial investments	15.0	52.6
Debt:
7.375% Sr. Sec. Notes due 2020	295.1	293.7
Brazilian Debentures	211.5	370.3
Vendor Loan Note (1)	—	154.0
Contingent Value Instrument	36.1	36.2
Preferred Equity Certificates	—	527.9
Finance Lease Payables	8.7	9.5
Other Borrowings	60.4	25.6

Total Debt	611.8	1,417.2

Preferred Equity Certificates	—	(527.9)

Total Debt excluding PECs	611.8	889.3

Net Debt with third parties (2) (unaudited)	419.8	670.9

Adjusted EBITDA LTM (3) (non - GAAP) (unaudited)	301.8	303.6

Net Debt/Adjusted EBITDA LTM (4) (non-GAAP) (unaudited)	1.4x	2.2x

(1)	Reflects the prepayment to Telefónica of the entire indebtedness under the Vendor Loan Note. The loan was liquidated in connection with the IPO.

(2)

In considering our financial condition, our management analyzes net debt with third parties, which is defined as total debt less cash, cash equivalents, and short-term financial investments. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(3)

Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude Acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site-relocation costs, financing fees, IPO costs and other items, which are not related to our core results of operations for the last twelve months.

(4)	The improvement of this indicator is related to the amortization of the debentures and the liquidation of the Vendor Loan Note. Also, the PEC’s were capitalized in Q4 2014 in connection with the IPO.

As of March 31, 2015 we were in compliance with the terms of all our covenants under our financing documents.

Free Cash Flow

($ in millions)	For the three months ended March 31,
	2015	2014
	(unaudited)
Net cash flow from operating activities	(29.9)	(7.3)

Cash payments for acquisition of property, plant, equipment and intangible assets	(9.1)	(12.3)

Free cash flow (non-GAAP) (unaudited)	(39.0)	(19.6)